UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedule
Year Ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 12, 2025

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
Assets
Investments at fair value	$7,032,543,261	$6,270,169,496
Investments in fully benefit-responsive investment contracts at contract value	688,059,315	638,250,657
Notes receivable from participants	35,591,211	31,248,315
Other – principally due from broker	3,433,090	4,776,528
Total assets	7,759,626,877	6,944,444,996
Liabilities
Other – principally due to broker	4,178,843	5,497,298
Total liabilities	4,178,843	5,497,298
Net assets available for benefits	$7,755,448,034	$6,938,947,698
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2024
Additions to (deductions from) net assets:
Employer contributions	$268,014,992
Participant contributions	237,183,261
Rollover contributions	116,347,764
Interest and dividend income	49,639,021
Net realized/unrealized gains	688,876,587
Interest income on notes receivable from participants	2,300,919
Benefits paid	(536,100,983)
Investment and administrative fees	(9,761,225)
Net increase	816,500,336
Net assets available for benefits at beginning of year	6,938,947,698
Net assets available for benefits at end of year	$7,755,448,034
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2024
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017. The Plan was subsequently amended, with the most recent amendment effective on or prior to December 31, 2024 adopted on December 18, 2023. The Plan was further amended on March 5, 2025, effective January 1, 2025. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $23,000 in 2024. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $11,500 in 2024. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $7,500 in 2024. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan).
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $17,250 in 2024. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $17,250 in 2024.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.
The accounts of participants who have not made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Vesting
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested Core Contributions and earnings thereon of the participant’s account is treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
No withdrawals may be made from the Plan while a participant continues to be employed by the Company except in certain circumstances including, but not limited to, financial hardship, disability and attainment of age 59 1/2.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would become fully vested in Core Contributions and receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2024 and 2023, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts. The synthetic investment contracts are composed of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. Contract value is the relevant measurement attribute for synthetic investment contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s synthetic investment contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan.
The contract values of the Plan’s synthetic investment contracts were as follows:

	December 31,
	2024	2023
Synthetic investment contracts	$688,059,315	$638,250,657
Total fully benefit-responsive investment contracts	$688,059,315	$638,250,657
The synthetic investment contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These synthetic investment contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the synthetic investment contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2024, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$344,055,715	$—	$—	$344,055,715
Cash and cash equivalents	3,466,558	—	—	3,466,558
Collective trust funds	—	5,003,198,779	—	5,003,198,779
Common and preferred stocks	533,256,711	—	—	533,256,711
Debt securities	—	2,979	—	2,979
Mutual funds	148,845,846	—	—	148,845,846
Self-directed brokerage accounts	996,397,298	3,319,375	—	999,716,673
Total investments at fair value	$2,026,022,128	$5,006,521,133	$—	$7,032,543,261

	Fair value measurements at December 31, 2023, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$397,307,694	$—	$—	$397,307,694
Cash and cash equivalents	5,271,619	—	—	5,271,619
Collective trust funds	—	4,193,149,196	—	4,193,149,196
Common and preferred stocks	763,525,683	—	—	763,525,683
Debt securities	—	3,008	—	3,008
Mutual funds	105,092,597	—	—	105,092,597
Self-directed brokerage accounts	801,100,962	4,718,737	—	805,819,699
Total investments at fair value	$2,072,298,555	$4,197,870,941	$—	$6,270,169,496
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been seven subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, an investment manager enters into synthetic investment contracts with certain insurance companies on behalf of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$7,755,448,034	$6,938,947,698
Adjustment to fair value for fully benefit-responsive investment contracts	(37,044,409)	(42,589,104)
Amounts allocated to withdrawing participants	(2,576,951)	(2,426,100)
Deemed loans	(405,772)	(433,392)
Net assets per the Form 5500	$7,715,420,902	$6,893,499,102
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2024
Interest and dividend income	$49,639,021
Net realized/unrealized gains	688,876,587
Net investment gain per the financial statements	738,515,608
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Prior-year adjustment	42,589,104
Current-year adjustment	(37,044,409)
Total net investment gain per the Form 5500	$744,060,303
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2024
Benefits paid	$(536,100,983)
Investment and administrative fees	(9,761,225)
Total expenses per the financial statements	(545,862,208)
Amounts allocated to withdrawing participants at December 31, 2023	2,426,100
Amounts allocated to withdrawing participants at December 31, 2024	(2,576,951)
Deemed loans at December 31, 2023	433,392
Deemed loans at December 31, 2024	(405,772)
Total expenses per the Form 5500	$(545,985,439)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2024
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value

Amgen stock*	Employer Securities 1,320,042 shares	$344,055,715
			$344,055,715

Capital Preservation Asset Class:
Galliard Intermediate Core Fund L*	Collective Trust Fund 26,889,543 units	388,268,871
Galliard Short Core Fund F*	Collective Trust Fund 15,803,322 units	262,746,035
Short-Term Investment Fund II*	Collective Trust Fund 36,482,326 units	36,482,326
NT Collective Short Term Investment Fund*	Collective Trust Fund 54,278,427 units	54,278,427
Wrapper Contracts		—
Total Capital Preservation Asset Class			741,775,659

Fixed Income Active Asset Class:
MetLife Core Plus Collective Fund*	Collective Trust Fund 8,096,601 units	81,613,735
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 7,304,193 units	81,149,579
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 203,905 units	30,628,555
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 2,345,420 units	25,823,079
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond 2,275 units	1,887
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,131 units	1,092
NT Collective Short Term Investment Fund*	Collective Trust Fund 340 units	340
Total Fixed Income Active Asset Class			219,218,267

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 8,014,538 units	1,203,863,804
Total Fixed Income Index Asset Class			1,203,863,804

U.S. Equity Active Asset Class:
NT Collective Russell 1000 Value Index Fund / Non Lending*	Collective Trust Fund 178,521 units	113,885,436
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 227,333 units	21,106,461
Amazon Inc.	Common and Preferred Stock 76,247 shares	16,727,829
Nvidia Corporation	Common and Preferred Stock 111,652 shares	14,993,747
Microsoft Corporation	Common and Preferred Stock 35,065 shares	14,779,898
NT Collective Short Term Investment Fund*	Collective Trust Fund 10,902,997 units	10,902,997
Facebook Inc. Class A	Common and Preferred Stock 17,128 shares	10,028,615
Apple Inc.	Common and Preferred Stock 33,873 shares	8,482,477
Visa Inc. Class A	Common and Preferred Stock 25,247 shares	7,979,062
ServiceNow, Inc.	Common and Preferred Stock 7,498 shares	7,948,780
SS&C Technologies Holdings Inc.	Common and Preferred Stock 81,488 shares	6,175,161
Netflix, Inc.	Common and Preferred Stock 5,895 shares	5,254,331
Entegris Inc.	Common and Preferred Stock 50,467 shares	4,999,261

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Atlassian Corporation Class A	Common and Preferred Stock 19,686 shares	4,791,179
CVS Health Corporation	Common and Preferred Stock 105,737 shares	4,746,534
UnitedHealth Group Inc.	Common and Preferred Stock 9,326 shares	4,717,650
Baxter International Inc.	Common and Preferred Stock 160,897 shares	4,691,757
Shopify Inc. Class A	Common and Preferred Stock 43,408 shares	4,615,573
Intuit Inc.	Common and Preferred Stock 7,241 shares	4,550,969
S&P Global Inc.	Common and Preferred Stock 8,979 shares	4,471,811
Citigroup Inc.	Common and Preferred Stock 61,883 shares	4,355,944
Aon PLC	Common and Preferred Stock 11,976 shares	4,301,300
Waste Management, Inc.	Common and Preferred Stock 20,616 shares	4,160,103
Gartner Inc.	Common and Preferred Stock 8,524 shares	4,129,622
Thermo Fisher Scientific Inc.	Common and Preferred Stock 7,776 shares	4,045,308
Yum! Brands, Inc.	Common and Preferred Stock 29,586 shares	3,969,258
Canadian Pacific Kansas City Limited	Common and Preferred Stock 54,562 shares	3,948,652
Halozyme Therapeutics Inc.	Common and Preferred Stock 82,078 shares	3,924,149
STERIS plc	Common and Preferred Stock 19,032 shares	3,912,218
Clean Harbors Inc.	Common and Preferred Stock 16,934 shares	3,897,191
Danaher Corporation	Common and Preferred Stock 16,967 shares	3,894,775
Novo Nordisk A/S	Common and Preferred Stock 44,759 shares	3,850,169
Wells Fargo & Company*	Common and Preferred Stock 54,547 shares	3,831,381
Capital One Financial Corporation	Common and Preferred Stock 21,446 shares	3,824,251
Dow Inc.	Common and Preferred Stock 93,143 shares	3,737,829
Datadog, Inc.	Common and Preferred Stock 25,946 shares	3,707,424
Fresenius Medical Care	Common and Preferred Stock 163,629 shares	3,704,561
MSCI Inc.	Common and Preferred Stock 6,074 shares	3,644,461
Synopsys Inc.	Common and Preferred Stock 7,292 shares	3,539,245
Amphenol Corporation Class A	Common and Preferred Stock 50,848 shares	3,531,394
Humana Inc.	Common and Preferred Stock 13,894 shares	3,525,047
Waste Connections Inc.	Common and Preferred Stock 20,230 shares	3,471,061
Euronet Worldwide Inc.	Common and Preferred Stock 33,372 shares	3,431,976
Dollar General Corporation	Common and Preferred Stock 45,041 shares	3,415,009
Global Payments Inc.	Common and Preferred Stock 30,288 shares	3,394,073
Ecolab Inc.	Common and Preferred Stock 14,359 shares	3,364,601
RB Global Inc.	Common and Preferred Stock 37,268 shares	3,361,946
Workday, Inc.	Common and Preferred Stock 12,972 shares	3,347,165
Magna International Inc.	Common and Preferred Stock 79,821 shares	3,335,720
DexCom, Inc.	Common and Preferred Stock 42,688 shares	3,319,846
Merit Medical Systems Inc.	Common and Preferred Stock 34,289 shares	3,316,432
Spotify Technology S.A.	Common and Preferred Stock 7,394 shares	3,307,928
Alphabet Inc.	Common and Preferred Stock 17,078 shares	3,252,334
MetLife Inc.*	Common and Preferred Stock 39,316 shares	3,219,194
Sea Limited	Common and Preferred Stock 29,479 shares	3,127,722
Churchill Downs Inc.	Common and Preferred Stock 23,263 shares	3,106,541
Equitable Holdings Inc.	Common and Preferred Stock 65,021 shares	3,067,041
Lear Corporation	Common and Preferred Stock 32,352 shares	3,063,734
Charter Communications Inc.	Common and Preferred Stock 8,868 shares	3,039,684
Samsara Inc. Class A	Common and Preferred Stock 69,516 shares	3,037,154
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 39,418 shares	3,031,244
Block, Inc.	Common and Preferred Stock 34,972 shares	2,972,270

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Autodesk, Inc.	Common and Preferred Stock 9,975 shares	2,948,311
Ametek Inc.	Common and Preferred Stock 16,255 shares	2,930,126
CarGurus Inc. Class A	Common and Preferred Stock 78,733 shares	2,876,904
Trimble Inc.	Common and Preferred Stock 40,642 shares	2,871,764
Bank of America Corporation*	Common and Preferred Stock 65,005 shares	2,856,970
Cloudflare, Inc.	Common and Preferred Stock 26,514 shares	2,855,028
American Express Company	Common and Preferred Stock 9,522 shares	2,826,034
BWX Technologies Inc.	Common and Preferred Stock 24,242 shares	2,700,316
Intercontinental Exchange, Inc.	Common and Preferred Stock 18,047 shares	2,689,183
Bio-Techne Corporation	Common and Preferred Stock 37,307 shares	2,687,223
HealthEquity Inc.	Common and Preferred Stock 27,378 shares	2,626,919
J2 Global Inc.	Common and Preferred Stock 47,244 shares	2,567,239
Delta Air Lines, Inc.	Common and Preferred Stock 41,633 shares	2,518,797
Brown & Brown Inc.	Common and Preferred Stock 24,520 shares	2,501,530
Amdocs Limited	Common and Preferred Stock 29,190 shares	2,485,237
Alight Inc. Class A	Common and Preferred Stock 358,557 shares	2,481,214
Pfizer Inc.	Common and Preferred Stock 93,060 shares	2,468,882
Bristol Myers Squibb	Common and Preferred Stock 43,459 shares	2,458,041
ASML Holding N.V.	Common and Preferred Stock 3,545 shares	2,456,969
Skyworks Solutions Inc	Common and Preferred Stock 27,136 shares	2,406,420
Shell plc	Common and Preferred Stock 38,214 shares	2,394,107
Voya Financial Inc.	Common and Preferred Stock 34,500 shares	2,374,635
Nu Holdings Limited	Common and Preferred Stock 229,156 shares	2,374,056
Ingredion Inc.	Common and Preferred Stock 17,102 shares	2,352,551
Okta Inc.	Common and Preferred Stock 29,814 shares	2,349,343
DoorDash, Inc. Class A	Common and Preferred Stock 13,674 shares	2,293,814
Tyson Foods Inc.	Common and Preferred Stock 39,902 shares	2,291,971
Medtronic PLC	Common and Preferred Stock 27,901 shares	2,228,732
LKQ Corporation	Common and Preferred Stock 60,322 shares	2,216,834
Huntington Bancshares Inc.	Common and Preferred Stock 135,001 shares	2,196,466
Salesforce.com Inc.	Common and Preferred Stock 6,545 shares	2,188,190
AppLovin Corporation Class A	Common and Preferred Stock 6,657 shares	2,155,736
IDEX Corporation	Common and Preferred Stock 10,262 shares	2,147,734
Doximity Inc.	Common and Preferred Stock 39,578 shares	2,113,069
Starbucks Corporation	Common and Preferred Stock 23,069 shares	2,105,046
Charles River Laboratories International Inc.	Common and Preferred Stock 11,403 shares	2,104,994
PVH Corporation	Common and Preferred Stock 19,544 shares	2,066,778
Newell Brands Inc.	Common and Preferred Stock 203,960 shares	2,031,442
Waystar Holding Corporation	Common and Preferred Stock 54,639 shares	2,005,251
TE Connectivity plc	Common and Preferred Stock 13,758 shares	1,966,981
Sensata Technologies BV Holding	Common and Preferred Stock 71,319 shares	1,954,141
Generac Holdings Inc.	Common and Preferred Stock 12,230 shares	1,896,262
Uber Technologies, Inc.	Common and Preferred Stock 31,333 shares	1,890,007
Viper Energy Inc.	Common and Preferred Stock 38,261 shares	1,877,467
The Cooper Companies, Inc.	Common and Preferred Stock 20,410 shares	1,876,291
UGI Corporation	Common and Preferred Stock 65,112 shares	1,838,112
Dynatrace Inc.	Common and Preferred Stock 33,790 shares	1,836,487
NOV Inc.	Common and Preferred Stock 124,784 shares	1,821,846
Henry Schein Inc.	Common and Preferred Stock 26,178 shares	1,811,518

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Coherent Corporation	Common and Preferred Stock 18,810 shares	1,781,871
Heico Corporation Class A	Common and Preferred Stock 9,534 shares	1,774,087
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 13,202 shares	1,715,072
First American Financial Corporation	Common and Preferred Stock 27,415 shares	1,711,793
Chewy Inc. Class A	Common and Preferred Stock 50,395 shares	1,687,729
Roblox Corporation Class A	Common and Preferred Stock 28,957 shares	1,675,452
Veracyte Inc.	Common and Preferred Stock 42,230 shares	1,672,308
GlobalFoundries Inc.	Common and Preferred Stock 38,926 shares	1,670,315
Remitly Global Inc.	Common and Preferred Stock 73,960 shares	1,669,277
Huron Consulting Group Inc.	Common and Preferred Stock 12,879 shares	1,600,345
Dolby Laboratories Inc.	Common and Preferred Stock 20,268 shares	1,582,931
AerCap Holdings N.V.	Common and Preferred Stock 16,495 shares	1,578,572
Cabot Corporation	Common and Preferred Stock 17,076 shares	1,559,210
Axon Enterprise, Inc.	Common and Preferred Stock 2,606 shares	1,548,798
Blackbaud, Inc.	Common and Preferred Stock 20,784 shares	1,536,353
UBS Group AG	Common and Preferred Stock 50,412 shares	1,528,492
Woodward Inc.	Common and Preferred Stock 8,908 shares	1,482,469
Snowflake Inc. Class A	Common and Preferred Stock 9,531 shares	1,471,682
Tandem Diabetes Care Inc.	Common and Preferred Stock 40,805 shares	1,469,796
Prosperity Bancshares Inc.	Common and Preferred Stock 19,211 shares	1,447,549
Ultragenyx Pharmaceutical Inc.	Common and Preferred Stock 33,724 shares	1,418,769
ACV Auctions Inc. Class A	Common and Preferred Stock 64,909 shares	1,402,034
Dycom Industries Inc.	Common and Preferred Stock 7,774 shares	1,353,142
Curtiss Wright Corporation	Common and Preferred Stock 3,800 shares	1,348,506
Belden Inc.	Common and Preferred Stock 11,970 shares	1,347,942
QuidelOrtho Corporation	Common and Preferred Stock 30,248 shares	1,347,548
National Retail Properties Inc.	Common and Preferred Stock 32,862 shares	1,342,413
nCino, Inc.	Common and Preferred Stock 39,576 shares	1,328,962
Copart Inc.	Common and Preferred Stock 23,149 shares	1,328,521
ACI Worldwide Inc.	Common and Preferred Stock 25,372 shares	1,317,061
Mid-American Apartment Communities Inc.	Common and Preferred Stock 8,492 shares	1,312,608
Teleflex Inc.	Common and Preferred Stock 7,364 shares	1,310,645
Itron Inc.	Common and Preferred Stock 11,995 shares	1,302,417
Toro Company	Common and Preferred Stock 16,152 shares	1,293,775
FMC Corporation	Common and Preferred Stock 25,597 shares	1,244,270
Summit Materials Inc.	Common and Preferred Stock 24,477 shares	1,238,536
Advanced Energy Industries Inc.	Common and Preferred Stock 10,458 shares	1,209,259
Kirby Corporation	Common and Preferred Stock 11,215 shares	1,186,547
Alamos Gold Inc. Class A	Common and Preferred Stock 62,978 shares	1,161,314
Permian Resources Corporation	Common and Preferred Stock 80,643 shares	1,159,646
WEX Inc.	Common and Preferred Stock 6,610 shares	1,158,865
Madrigal Pharmaceuticals, Inc.	Common and Preferred Stock 3,721 shares	1,148,189
Chart Industrials Inc.	Common and Preferred Stock 5,976 shares	1,140,460
BankUnited Inc.	Common and Preferred Stock 29,724 shares	1,134,565
FTI Consulting Inc.	Common and Preferred Stock 5,914 shares	1,130,343
Graco Inc.	Common and Preferred Stock 13,253 shares	1,117,095
Carlisle Companies Inc.	Common and Preferred Stock 3,024 shares	1,115,372
Middleby Corporation	Common and Preferred Stock 8,199 shares	1,110,555
Azekpany Inc.	Common and Preferred Stock 23,310 shares	1,106,526
TKO Group Holdings Inc.	Common and Preferred Stock 7,673 shares	1,090,410
John Bean Technologies Corporation	Common and Preferred Stock 8,454 shares	1,074,503
Iridium Communications Inc.	Common and Preferred Stock 36,855 shares	1,069,532

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
IAC Inc.	Common and Preferred Stock 24,687 shares	1,064,997
Rentokil Initial plc	Common and Preferred Stock 41,832 shares	1,059,186
Hexcel Corporation	Common and Preferred Stock 16,638 shares	1,043,203
Chemed Corporation	Common and Preferred Stock 1,945 shares	1,030,461
National Bank Holdings Corporation Class A	Common and Preferred Stock 23,413 shares	1,008,164
Encompass Health Corporation	Common and Preferred Stock 10,853 shares	1,002,275
Oceaneering International Inc.	Common and Preferred Stock 38,171 shares	995,500
Certara Inc.	Common and Preferred Stock 92,654 shares	986,765
Cimpress plc	Common and Preferred Stock 13,690 shares	981,847
JP Morgan Chase & Company	Common and Preferred Stock 4,083 shares	978,736
AptarGroup Inc.	Common and Preferred Stock 6,221 shares	977,319
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 26,928 shares	973,716
Ciena Corporation	Common and Preferred Stock 11,465 shares	972,347
Range Resources Corporation	Common and Preferred Stock 26,841 shares	965,739
Globus Medical, Inc. Class A	Common and Preferred Stock 11,648 shares	963,406
Keysight Technologies Inc.	Common and Preferred Stock 5,943 shares	954,624
Pool Corporation	Common and Preferred Stock 2,772 shares	945,086
ASGN Inc.	Common and Preferred Stock 11,142 shares	928,574
Barnes Group Inc.	Common and Preferred Stock 19,453 shares	919,349
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 11,711 shares	914,512
Sotera Health Company	Common and Preferred Stock 65,963 shares	902,374
Knowles Corporation	Common and Preferred Stock 45,024 shares	897,328
Hannon Armstrong Sustainable Infrastructure Capital Inc.	Common and Preferred Stock 33,322 shares	894,029
On Semiconductor Corporation	Common and Preferred Stock 14,094 shares	888,627
Box Inc. Class A	Common and Preferred Stock 27,909 shares	881,924
KBR, Inc.	Common and Preferred Stock 15,222 shares	881,810
Federal Signal Corporation	Common and Preferred Stock 9,140 shares	844,445
Omnicell Inc.	Common and Preferred Stock 18,940 shares	843,209
Tenable Holdings Inc.	Common and Preferred Stock 21,184 shares	834,226
WisdomTree Investments Inc.	Common and Preferred Stock 79,410 shares	833,805
Markel Corporation Holding Company	Common and Preferred Stock 474 shares	818,233
Wolverine World Wide Inc.	Common and Preferred Stock 36,775 shares	816,405
Albany International Corporation Class A	Common and Preferred Stock 9,977 shares	797,861
Applied Industrial Technologies Inc.	Common and Preferred Stock 3,263 shares	781,391
Sprout Social, Inc. Class A	Common and Preferred Stock 25,047 shares	769,193
Haemonetics Corporation	Common and Preferred Stock 9,762 shares	762,217
GFL Environmental Inc.	Common and Preferred Stock 16,522 shares	735,890
KB Home	Common and Preferred Stock 10,960 shares	720,291
Sally Beauty Holdings Inc.	Common and Preferred Stock 67,967 shares	710,255
Teledyne Technologies Inc.	Common and Preferred Stock 1,508 shares	699,908
Acadia Healthcare Company Inc.	Common and Preferred Stock 16,815 shares	666,715
SpringWorks Therapeutics Inc.	Common and Preferred Stock 18,379 shares	664,033
Core & Main, Inc. Class A	Common and Preferred Stock 13,018 shares	662,746
Sportradar Group	Common and Preferred Stock 37,259 shares	646,071
ZipRecruiter Inc. Class A	Common and Preferred Stock 87,084 shares	630,488
Consensus Cloud Solutions Inc.	Common and Preferred Stock 26,157 shares	624,106
Jacobs Solutions Inc.	Common and Preferred Stock 4,667 shares	623,605
SLR Investment Corporation	Common and Preferred Stock 36,915 shares	596,546
J & J Snack Foods Corporation	Common and Preferred Stock 3,824 shares	593,217
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 11,167 shares	592,298
Heartland Express Inc.	Common and Preferred Stock 52,207 shares	585,763

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Axogen Inc.	Common and Preferred Stock 35,434 shares	583,952
Carter Inc.	Common and Preferred Stock 10,405 shares	563,847
Agios Pharmaceuticals Inc.	Common and Preferred Stock 17,090 shares	561,577
CONMED Corporation	Common and Preferred Stock 7,934 shares	543,003
Matthews International Corporation Class A	Common and Preferred Stock 19,608 shares	542,749
United Community Bank Blairsville Georgia	Common and Preferred Stock 16,791 shares	542,517
Tronox Holdings PLC	Common and Preferred Stock 52,326 shares	526,923
Nasdaq Inc.	Common and Preferred Stock 6,807 shares	526,249
N-Able Technologies International Inc.	Common and Preferred Stock 55,065 shares	514,307
Trinet Group Inc.	Common and Preferred Stock 5,655 shares	513,304
Skechers USA Inc. Class A	Common and Preferred Stock 7,556 shares	508,065
Banner Corporation	Common and Preferred Stock 7,545 shares	503,780
BRP Group Inc. Class A	Common and Preferred Stock 12,962 shares	502,407
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 15,010 shares	502,085
Arvinas Inc.	Common and Preferred Stock 26,190 shares	502,062
Eagle Materials Inc.	Common and Preferred Stock 2,032 shares	501,416
Legend Biotech Corporation	Common and Preferred Stock 15,404 shares	501,246
STAG Industrial Inc.	Common and Preferred Stock 14,323 shares	484,404
Crescent Energy Company Class A	Common and Preferred Stock 33,122 shares	483,912
Elastic N.V.	Common and Preferred Stock 4,872 shares	482,718
Axalta Coating Systems Limited	Common and Preferred Stock 13,877 shares	474,871
Cohen & Steers Inc.	Common and Preferred Stock 5,070 shares	468,164
Matson Inc.	Common and Preferred Stock 3,438 shares	463,580
TreeHouse Foods Inc.	Common and Preferred Stock 13,185 shares	463,189
Wabtec Corporation	Common and Preferred Stock 2,384 shares	451,983
Align Technology Inc.	Common and Preferred Stock 2,115 shares	440,999
JBG SMITH Properties	Common and Preferred Stock 28,050 shares	431,129
Exact Sciences Corporation	Common and Preferred Stock 7,631 shares	428,786
Fox Factory Holding Corporation	Common and Preferred Stock 14,156 shares	428,502
GXO Logistics Inc.	Common and Preferred Stock 9,834 shares	427,779
Pacific Premier Bancorp Inc.	Common and Preferred Stock 17,052 shares	424,936
Littelfuse Inc.	Common and Preferred Stock 1,788 shares	421,342
Northern Oil & Gas Inc.	Common and Preferred Stock 11,292 shares	419,611
Silgan Holdings Inc.	Common and Preferred Stock 8,042 shares	418,586
Flowserve Corporation	Common and Preferred Stock 7,035 shares	404,653
First Interstate BancSystem	Common and Preferred Stock 12,177 shares	395,387
8X8 Inc.	Common and Preferred Stock 146,281 shares	390,570
NorthWestern Corp	Common and Preferred Stock 6,742 shares	360,427
ALLETE Inc.	Common and Preferred Stock 5,552 shares	359,770
Monro Inc.	Common and Preferred Stock 14,442 shares	358,162
WSFS Financial Corporation	Common and Preferred Stock 6,655 shares	353,580
Mercury Systems Inc.	Common and Preferred Stock 8,249 shares	346,458
Healthpeak OP, LLC	Common and Preferred Stock 16,916 shares	342,887
Texas Capital Bancshares Inc.	Common and Preferred Stock 4,344 shares	339,701
Americold Realty Trust, Inc.	Common and Preferred Stock 15,870 shares	339,618
Amentum Holdings, Inc.	Common and Preferred Stock 15,523 shares	326,449
Boston Properties Inc.	Common and Preferred Stock 4,078 shares	303,240
Patterson-UTI Energy Inc.	Common and Preferred Stock 36,005 shares	297,401
NCR Corporation	Common and Preferred Stock 21,092 shares	291,913
Dyne Therapeutics, Inc.	Common and Preferred Stock 12,003 shares	282,791
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 34,533 shares	282,135

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Sonos Inc.	Common and Preferred Stock 17,904 shares	269,276
IPG Photonics Corporation	Common and Preferred Stock 3,635 shares	264,337
Rogers Corporation	Common and Preferred Stock 2,553 shares	259,410
StandardAero, Inc.	Common and Preferred Stock 10,216 shares	252,948
Nevro Corporation	Common and Preferred Stock 67,978 shares	252,878
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 8,643 shares	245,720
Transmedics Group Inc.	Common and Preferred Stock 3,605 shares	224,772
Mednax Inc.	Common and Preferred Stock 16,137 shares	211,717
Nuvalent, Inc. Class A	Common and Preferred Stock 2,674 shares	209,321
Columbus McKinnon Corporation	Common and Preferred Stock 4,724 shares	175,922
Insight Enterprises, Inc.	Common and Preferred Stock 1,156 shares	175,828
Designer Brands Inc. Class A	Common and Preferred Stock 32,021 shares	170,992
Herbalife Nutrition Limited	Common and Preferred Stock 24,148 shares	161,550
eHealth Inc.	Common and Preferred Stock 12,746 shares	119,812
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 12,954 shares	89,253
Safehold Inc.	Common and Preferred Stock 4,652 shares	85,969
Total U.S. Equity Active Asset Class			679,117,526

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 22,328,542 units	2,073,570,958
Gaming & Leisure Properties Inc.	Common and Preferred Stock 155 shares	7,465
CTO Realty Growth Inc.	Common and Preferred Stock 83 shares	1,636
NT Collective Short Term Investment Fund*	Collective Trust Fund 328 units	328
Total U.S. Equity Index Asset Class			2,073,580,387

International Equity Active Asset Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 14,497,735 units	256,920,164
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 20,282,037 units	246,142,798
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 11,706,978 units	186,492,162
Dodge & Cox International Stock Fund	Mutual Fund 2,982,883 shares	148,845,846
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 14,454,657 units	144,662,208
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 566,056 units	127,783,078
NT Collective Short Term Investment Fund*	Collective Trust Fund 38,030 units	38,030
Total International Equity Active Asset Class			1,110,884,286

International Equity Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 1,492,119 units	307,495,939
Total International Equity Index Asset Class			307,495,939

Participant Self-Directed Accounts	Various Investments	999,716,674
			999,716,674

Notes Receivable from Participants*	Interest Rate 4.25% - 9.50%	35,185,439
			35,185,439

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Other:
BIF Money Fund*	Cash and Cash Equivalents	2,689,633
ML Vanguard Federal Money Market Forfeiture / Settlement*	Cash and Cash Equivalents	715,843
NT Collective Short Term Investment Fund*	Collective Trust Fund 358,375 units	358,375
Interest-Bearing Cash	Cash and Cash Equivalents	61,082
Exide Technologies	Common and Preferred Stock 35,683 shares	24,978
Total Other			3,849,911

Grand Total			$7,718,743,607

* Indicates party-in-interest

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 12, 2025	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.